SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated October 25, 2017.

2	English version of Investor Day Presentation to be made on October 25, 2017.

Item 1

TRANSLATION

Autonomous City of Buenos Aires, October 25, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Investor Day Presentation

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Merval Listing Regulations.

In that connection, please find attached the presentation to be made today at 11:00 AM, Buenos Aires time (10:00 AM EDT) at the New York Stock Exchange.

We also inform that a Webcast of the presentation may be accessed online through the Company’s web-site:

http://www.ypf.com/inversoresaccionistas/Paginas/home.aspx

Yours faithfully,

Lorena Sánchez

Market Relations Officer

YPF S.A.

Item 2

YPF INVESTOR DAY New York | October 25, 2017

Important notice Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. 2

Agenda 01 02 03 Unlocking Upstream Downstream the value of YPF Miguel Gutierrez Pablo Bizzotto Santiago Mart?nez Tanoira Chairman EVP Upstream EVP Downstream 04 05 06 Gas & Power Finance Q&A Marcos Browne Daniel Gonz?lez EVP Gas & Power CFO

UNLOCKING THE VALUE OF YPF

(1) YPF Stock performance since June 2012 350% 300% 250% 200% 150% 100% 50% 0% (1) Total investment return, includes gross dividends Majors: Chevron, Exxon, BP, Shell, ENI, Total YPF S.A. Brent Majors Europeans Europeans: Statoil, Repsol Independents: Devon, Hess Corp., Marathon Oil, Anadarko, Occidental Petroleum, Apache Independents Latam Oil & Gas Latam Oil & Gas: Petrobras, Ecopetrol

YPF today YPF value moving forward

About YPF








A 95-year-old company, the largest in Argentina

Publicly traded corporation since 1993

The largest O&G producer in Argentina

Over 560 kBOE daily

44% market share

World class shale producer

The largest outside the U.S.

Over 67.4 kBOE daily

550 producing wells

The leading downstream player in Argentina

- 3 refineries: 50% of Argentina´s capacity. Over 320 kBBl/day
- +1,500 gas stations. +36% MS
- +55% MS of diesel and gasoline
- 120 branches covering the agro sector
- #1 petrochemical manufacturer: output of over 2.2 mm tons/year

Fifth-largest **power generator** in Argentina: 1.9 GW

7

Leading Argentine O&G company Upstream Market share breakdown (%) Downstream Market share breakdown (%) Oil Others Crude Processing 2 No. of Gas Stations 2 Production 1 18% Others: 3% 46% 1% Others 4% 5% 4% 27% 4% 36% 16% 58% 5% 6% 20% 16% 6% 11%14% Others Gas Gasoline 1 Diesel 1 17% Production 1 42% 2% Others Others 4% 6% 7% 5% 6% 9% 13% 56% 14% 58% 9% 16% 20% 15% Source: IAPG (1) Cumulative Jan ? Jun 2017. (2) As of December 31st, 2016 8

Safety is one of our core values, Safety is and our number paramount one priority Our six golden rules guide our workers and keep them safe Injury Frequency Index 0.59

Our Vision Generating energy for our clients Unlock the full value of YPF Energy that is both affordable Unlock the potential and value across all energy and profitable paradigms to better serve our clients in a sustainable way 10

Unlocking value Extract Develop Partner Expand Asset maximum and expand with leading our power portfolio value from our sophisticated O&G players generation management mature and cost worldwide capabilities to conventional efficient become one operations shale operation of the top 3 generators in the country Create Incorporate Commit to a Make Renew our a new Supply technology transformation sustainability marketing Chain and innovation program that an integral part organization organization in all business looks for of who we are: to make to modernize segments efficiency, value target of 10% YPF fully procurement to ensure and growth CO2 emission ?client-centric? and logistics operational initiatives reduction both B2B excellence and B2C 11

The YPF has opportunity The geology The best partners The corporate governance The talent The political and economic environment The market 12

Geology and partners YPF participates in 50% of the Vaca Muerta area (34% Net) 13

Corporate governance Professional Management that is independent from the Government The majority shareholder is not involved in YPF operations and decisions An active, independent Board, made up mostly of renowned energy experts and independent professionals The Board has a proactive role: Audit Committee Risk and Sustainability Committee Compliance Committee Compensation and Nomination Committee Strategy and Transformation Committee

Talent Alignment New top management team: of the best 3 new VPs hired from the market talent 2 new VPs internally promoted Creation of CMO and CTO positions Board and Creation of Cultural and management an Executive Operational role Management change segregation Committee Diversity and Gender parity agenda

The government of Argentina is proactively seeking market normalization Political Specifically in the energy sector, the government is and economic Focusing on this area as main driver of growth framework and a competitive economy Aligning with international markets: price parity with imported crude and fuels Setting a path for gas prices that promotes shale processing and production Promoting renewable energies and energy efficiency Setting an environment that allows YPF to lead successful negotiations with unions and local governments This favorable economic and political environment has just received a strong endorsement at the midterm elections 16

Market Strong economy, strong demand for YPF products Continued reduction of country risk will boost investment As the Argentine economy mobilizes, so will YPF growth opportunities: YPF is a key player in the government?s ambitious road infrastructure program, which aims to build 1,000 miles of new roads Through its ag division, YPF will also profit from the growth of Argentina?s agricultural sector

Profitable O&G production Growth Power generation Petrochemical business Renewables The Focus on Energy efficiency future: Operational Reliable and efficient Excellence and operations YPF plan Sustainability Cost reduction and strict capital allocation Actively Managed Portfolio Financial Discipline Innovation Customer experience and Technology Digital Innovation 18

Our targets Annual Reserve Leverage to Annual CAPEX +10% Annual production Replacement 1.5x EBITDA of $4—$4.5 EBITDA Increase Ratio &gt; 1 Billion Increase of 5% 19

We energize and create value our clients? lives for our investors 20

CONTENT 01 Unlocking the value of YPF 04 Gas & Power 02 Upstream 05 Finance 03 Downstream 06 Q&A

Upstream at a glance The largest shale operator outside North America with a daily production exceeding 67.4 KBOE Largest O&G producer 1.1 Bn BOE in proven Net acreage of 1.8 MM acres in Argentina reserves in the most prospective sections of Vaca Muerta Over 17,000 active wells 110 development concessions Over 550 producing wells, 168 of which are horizontal wells Daily production of over 560 23 exploration permits KBOE (50% NG and 50% Oil) Largest tight gas operator in 44% market share Argentina, with a daily production of 16.6 MMm3 22

Profitable growth Operational Development excellence and operating costs and sustainability reduction UPSTREAM Active Resource base and portfolio Proven reserves management increase

We expect to increase production 25% while reducing annual CAPEX by 13% PRODUCTION CAPEX kBOE/DAY, USD MM/YEAR, 2012-2022 2013-2022 Conventional Unconventional +25% 3.9 -13% 56% 3.4 28% 100% 72% 44% 2012 2017E 2022E 2013-17E 2018-22E

Unconventionals: we plan to increase production through strategic partnerships and expect to reduce development cost DEVELOPMENT COST(1) UNCONVENTIONAL LOMA CAMPANA, PRODUCTION USD/BOE, 2015-2022 KBOE, 2017-2022 25.3 -47% +150% 14.6 13.4 -25% 10.0 2015 2016 2017 2022E STRATEGIC PARTNERSHIPS 2017E 2022E (1) Development costs figures corresponds to Q4 2015/16 and Q2 2017 25

Conventionals: we plan to partially offset natural decline with increased recovery and natural gas improvement initiatives CONVENTIONAL PRODUCTION KBOE/DAY, 2017-2022 We expect to increase the recovery factor from 20% to 23% +50% 2017E 2022E, given the Primary Secondary Natural Gas 2022E natural decline recovery recovery and improvement base curve EOR initiatives 26

We aim to increase production while reducing operating costs by 20% OPERATING 100 COSTS %, 2017-2022 -20% 80 2017E O&M Other Opex Fuels 2022E & Energy 27

As a result, we expect YPF to grow P1 reserves by 50% Increase in P1 reserves P1 RESERVES 2007-2022 +50% More projects The strategic plan takes into account only 3.5% of the current resources 2007 2012 2016 2022E 28

CONTENT 01 Unlocking the value of YPF 04 Gas & Power 02 Upstream 05 Finance 03 Downstream 06 Q&A

Downstream at a glance REFINING & LOGISTICS MARKETING PETROCHEMICAL +320 KBBL/day, over 50% #1 brand recognition in fuels +2.2 mm tons/year, of Argentina?s total capacity and lubricants in Argentina #1 petrochemical producer in Argentina Feedstock flexibility Over 1,500 gas stations with +55% market share in fuels High integration with Pace-setter in mechanical availability natural gas and refining Over 4,500 km of pipeline carrying Highly developed B2B segment World-class urea and crude oil and refinery products ammonia complex 30

Reliable and efficient execution Digital Petrochemical innovation business development DOWSTREAM Customer Geographic footprint experience leverage improvement

Argentina is a net importer of fuels with an increasing demand, and YPF presents strong economics to sustain its leadership position ARGENTINA IS A NET FUEL IMPORTER, AND DEMAND .YPF CAN TAKE ADVANTAGE OF ITS HAS BEEN GROWING CONSISTENTLY. ROBUST ECONOMICS Km3/DAY, 2012-2022 REM MARGINS, USD/BBL 2017 Imports 2 7 +13% -2 +7 2012(1) 2017E 2022E International Geographic Upstream Pace- Margin margin shield Integration setter gap YPF (1) Source: Ministry of Energy and Mining 32

In petrochemicals, we have identified opportunities to take advantage of the regional market imbalance together with shale gas growth

THE REGION IS A NET PETROCHEMICAL IMPORTER, WITH ROOM FOR A WORLD SCALE COMPLEX


1 to 2 additional methanol sites
2 to 3 additional Urea sites
1 to 2 additional Ethylene sites

SHALE GAS GROWTH WILL INCREASE NGL's AVAILABILITY

NGL´s, KBBL/DAY, 2012 - 2022


+45%
2012
2017E
2022E


IDENTIFIED OPPORTUNITIES
METHANOL
UREA
POLYMERS

YPF has specific initiatives to improve efficiency and reliability OPEX OPTIMIZATION EXCEEDS THE INCREASE IN THE COST OF ENERGY USD/BBL, 2017-2022 CAPEX EFFICIENCY INCLUDES Energy efficiency SPECIFIC INITIATIVES Logistics savings -6% ATTRACT MAJOR INTERNATIONAL CONTRACTORS 2017E 2022E Increasing Improvement Initiatives 2022E including LEAD NEGOTIATIONS energy costs & incremental processing improvements OF NEW LABOR AGREEMENTS 34

We will build on our strong brand to upgrade our value proposition COMPREHENSIVE RANGE OF PRODUCTS AND SERVICES BTC INFINIA ELAION BOXES CONVENIENCE STORE A COMPLETE PRODUCT OFFERING FOR KEY INDUSTRIES STRONG BRAND #1 IN BRAND RECOGNITION BTB IN ARGENTINA AGRO INFRAESTRUCTURE MINING AVIATION 35

YPF is already working on new technologies to be prepared for the future MOBILITY DIGITAL ANALYTICS OPERATIONAL INNOVATION CUSTOMER TECHNOLOGY TECHNOLOGY

CONTENT 01 Unlocking the value of YPF 04 Gas & Power 02 Upstream 05 Finance 03 Downstream 06 Q&A

Gas and Power at a glance NATURAL GAS MEGA POWER GENERATION Supplies over 32% of the Largest liquids separation and 1.9 GW of power country?s demand fractionation plant in Argentina generation capacity METROGAS Total annual capacity Fifth-largest power of 13,000 MMm3 generator in Argentina Largest distribution company in Argentina 38

Mid and long—term contracts secured Energy Midstream capacity efficiency increase to support increase NG growth GAS & POWER Share of renewable Power generation energy increase business growth

Argentina?s Natural Gas market is highly developed HIGH PENETRATION IN THE TRANSPORT AND GATHERING WHILE DISTRIBUTION NATIONAL ENERGY GRID (1) ARE HIGHLY CONCENTRATED HAS HIGH CAPILLARITY %, 2017 2017 52% 9 MM GAS 50% CLIENTS (2) 43% 32% 5 MM LPG 28% CLIENTS (3) 23% 11% 11% (2) Source: ENARGAS (1) Source: BP Statistical Review of World Energy 2017 (3) Source: Indec 40

NG prices have been increasing steadily and are expected to converge to market prices WELLHEAD GAS PRICES IN ARGENTINA Market prices will be defined by: Supply demand imbalance USD/MMBTU, 2012-2022 Seasonality Subsidies Import parity Regulatory framework 4.9 4.8 -5.5 2.3 2012 2017E 2022E

We are developing opportunities to stimulate demand for Natural Gas DEMAND IN ARGENTINA IS HIGHLY SEASONAL(1) WE ARE DEVELOPING MMm3/d OPPORTUNITIES TO GENERATE INCREMENTAL DEMAND Jan 15 Jul15 Jan 16 Jul16 Jan 17 Jul17 INDUSTRY 180 Power generation 160 Petrochemicals 140—Polyolefins 120—Methanol 100—Urea Demand 80 Diesel Fuel Oil EXPORTS 60 Coal 40 LNG Chile 20 Bolivia Uruguay NG National production Brazil (1) Source: ENARGAS

YPF plans to lead the development of an efficient midstream network to make unconventional Natural Gas growth feasible GROWING NATURAL DEVELOPED A PLAN TO GROW MIDSTREAM CAPACITY GAS PRODUCTION MMm3/d, 2017-2022 +25% 11 projects 40 MMm3/d Investments through affiliates and 2017E 2022E capacity increase third parties using a PPA scheme 43

YPF EE plans to continue increasing its power-generation capacity THE ELECTRICITY MARKET YPF POWER GENERATION RATIONALE FOR IN ARGENTINA GW, 2017-2022 INVESTMENT DEMAND IS EBITDA growth PROJECTED TO GROW Leverage expertise 3.5% A YEAR and off-balance-sheet funding GENERATION IS Anchor natural gas OUTDATED AND demand to our own HIGHLY INEFFICIENT 1.9 supply 1.3 20% from renewable sources 2016 2017/18E 2022E 44

CONTENT 01 Unlocking the value of YPF 04 Gas & Power 02 Upstream 05 Finance 03 Downstream 06 Q&A

Financial discipline Dividend Strict capital growth allocation FINANCE Active portfolio Positive free management Cash flow

YPF Net Debt to EBITDA ratio is below the industry average NET DEBT TO EBITDA(1) 2017 Latam 2.9 Independents 2.6 YPF 2017 2,0 Majors 1,7 YPF 2022E 1.5 Europeans 1.2 2.1 Industry average(2) (1) Source: Bloomberg. Figures as of 2Q 17. See page 48 for an explanation of EBITDA. (2) Average calculation does not include YPF net debt to EBITDA ratio 47

Return to growth by increasing cash flow and reducing leverage KEY FINANCIAL METRICS 2018-2022 EBITDA(1) CAPEX NET DEBT DIVIDEND CAGR Bn USD / YEAR TO EBITDA YIELD 2018—2022 2018—2022 Target 2022 +10% 4/4.5 ~1.5x 3% area (1) EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest—Deferred income tax—Income tax—Financial income gains (losses) on liabilities—Financial income gains (losses) on assets—Income on investments in companies + Depreciation of property, plant and equipment + Amortization of intangible assets + Unproductive exploratory drilling + Impairment of property, plant and equipment. 48

Important notice The statements included in the following slide are based on YPF?s and its management?s current expectations and beliefs based on currently available information, which are subject to numerous risks and uncertainties, known and unknown. These statements are not guarantees of future performance or prices, and there can be no guarantee that these statements will materialize.Except as required by law, YPF does not undertake to publicly update or revise these statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. See ?Important Notice? on page 2. The market multiples used herein are based on observed multiples for comparable public companies in the energy business, such as Bloomberg, Facset and Capital IQ. There can be no assurance that such multiples will be applicable to YPF or any of its business segments or operations. In addition to factors particular to YPF, such as its financial performance and prospects, as to which no assurances can be given with respect to future developments, prices of securities are also affected by numerous other factors, many of which are unrelated to YPF, such as changes in economic trends or the continuation of current economic conditions, industry cycles and trends, changes in governmental and environmental regulations, the conditions of the financial markets generally, and the financial performance or prospects for other companies in the same industry. These and other factors may lower the price of YPF?s securities regardless of YPF?s actual performance or perceived asset value. In the event of a drop in the price of YPF?s securities, an investor therein could lose a substantial part or all of their investment.

The share price does not reflect the company?s fundamental value SUM-OF-THE-PARTS VALUATION EXERCISE @MARKET MULTIPLES 2017, USD/SHARE 24.21 P1 Vaca Refining Marketing Chemicals Profertil YPF EE Metrogas Others(1) Firm Net Corporate Equity Current (2) reserves Muerta Value debt Expenses Value share price Market 10—13 4.5—5.5 6—7 7—9 7—9 7—9 8—9 Market 7—8 multiple Value Multiple Market EV/P1 USD/Acre EV/Ebitda EV/Ebitda EV/Ebitda EV/Ebitda EV/Ebitda EV/Ebitda Metric Value (1) Includes: AESA + MEGA (2) Close price as of October 23rd. 50

CONTENT 01 Unlocking the value of YPF 04 Gas & Power 02 Upstream 05 Finance 03 Downstream 06 Q&A

Q&A YPF INVESTOR DAY Miguel Gutierrez Pablo Bizzotto Santiago Marcos Browne Daniel Gonz?lez Carlos Alfonsi Sebastian Mocorrea Chairman EVP Upstream Martinez Tanoira EVP Gas & Power CFO EVP Operations EVP Corporate matters EVP Downstream & transformation Communication & Marketing

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 25, 2017	By:	/s/ Lorena Sánchez
	Name:	Lorena Sánchez
	Title:	Market Relations Officer